UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2024

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., or the Company, dated May 8, 2024.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming Group reports first quarter 2024 financial results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Sijmen de Vries

	Name:	Sijmen de Vries
	Title:	CEO

Date: May 8, 2024

Pharming Group reports first quarter 2024 financial results and provides business update

•First quarter 2024 revenues increased by 31% to US$55.6 million, compared to the first quarter 2023, driven by the U.S. commercial launch of Joenja® and revenue growth of RUCONEST®
•RUCONEST® revenues increased by 8% to US$46.0 million, compared to the first quarter 2023
•Joenja® (leniolisib) revenue of US$9.6 million, a 21% increase compared to the fourth quarter of 2023
•On track for 2024 total revenue guidance of US$280 million - US$295 million (14 - 20% growth)
•Overall cash and marketable securities of US$203.5 million at the end of the quarter
•Pharming to host a conference call today at 13:30 CEST (7:30 am EDT)

Leiden, the Netherlands, May 8, 2024: Pharming Group N.V. (“Pharming” or “the Company”) (Euronext Amsterdam: PHARM / Nasdaq: PHAR) presents its preliminary (unaudited) financial report for the three months ended March 31, 2024.

Chief Executive Officer, Sijmen de Vries commented:
“Pharming delivered a strong first quarter, increasing quarterly revenues by 31% year-over-year to US$55.6 million and keeping the Company on track for our 2024 total revenue guidance of US$280 - US$295 million. This revenue growth was driven primarily by the U.S. commercial launch of Joenja®, and we also delivered continued strong RUCONEST® revenue growth and new patient enrollments as well as the first material named patient program revenues for leniolisib for patients outside of the U.S.

We now have 83 patients on Joenja® paid therapy in the U.S., with additional patients enrolled and pending, and a further 138 patients globally are on leniolisib therapy through one of our access programs or ongoing clinical trials. We have increased our focus on finding additional APDS patients through a combination of genetic testing, family testing, and Variant of Uncertain Significance (VUS) resolution efforts. The VUS resolution work seeks to confirm additional genetic variants that cause APDS and thereby diagnose additional patients from amongst the over 1,100 patients in the U.S. who have received such inconclusive VUS genetic testing results to date. All of these efforts have now begun to increase the number of identified APDS patients in the U.S., and we anticipate providing further updates in the near future on our progress in the U.S. and globally.

We continue to be very active with regulatory agencies worldwide in our efforts to make Joenja® (leniolisib) available to patients in as many markets as possible, and continue to prepare for the commercialization of leniolisib in additional key global markets this year. Just last week Joenja® received regulatory approval in Israel, further demonstrating the product’s positive clinical benefit. In addition, the increasing number of requests for individual treatment on a named patient basis we are receiving reflects the unmet medical need for APDS patients outside of the U.S.

With the recent completion of enrollment in the leniolisib clinical trial for children aged 4 to 11, we are also progressing towards regulatory filings worldwide for pediatric approval, beginning in 2025.

In addition, we are working to expand the leniolisib market opportunity through clinical development for larger primary immunodeficiency (PID) disorders. Our team has made significant progress towards commencing a Phase II proof of concept clinical trial in PIDs with immune dysregulation linked to PI3Kẟ signaling. We are now also preparing a clinical development plan for an additional PID indication, and look forward to providing further updates after obtaining regulatory feedback.

Finally, following the end of the quarter, we completed a successful refinancing by issuing €100 million in new convertible bonds due in 2029 to repurchase the majority of our €125 million convertible bonds due in 2025. These transactions strengthen our financial position while enhancing flexibility for the continued execution of our business strategy over the next several years.”

First quarter highlights

Commercialized assets
RUCONEST® marketed for the treatment of acute HAE attacks
RUCONEST® continued to perform well in the first quarter of 2024, with revenues of US$46.0 million, an 8% increase compared to the first quarter of 2023.

The U.S. market contributed 97% of first quarter revenues, while the EU and Rest of World contributed 3%.

In the U.S. market, we saw continued strength in underlying in-market demand for RUCONEST®, including almost 70 new patient enrollments in the first quarter. We achieved strong overall performance in leading key revenue indicators including new physicians prescribing RUCONEST®, new patient enrollments, and the total number of patients.

Joenja® (leniolisib) marketed in the U.S. – the first and only approved disease modifying treatment for APDS
Joenja® revenues increased to US$9.6 million in the first quarter of 2024, a 21% increase compared to the fourth quarter of 2023. This increase was mostly driven by higher volume from the continued increase in patients on paid therapy in the U.S. and revenues from EU and Rest of World.

As of March 31, 2024, we have 83 patients on paid therapy in the U.S. and an additional five patients enrolled and pending authorization.

EU and Rest of World revenues are from product provided on a named patient basis. Pharming has named patient and other funded early access programs whereby physicians can request leniolisib on behalf of individual patients living with APDS, who meet the eligibility criteria and receive local health authority approval, in certain countries where leniolisib is not commercially available.

APDS patient finding
As of December 31, 2023, Pharming had identified over 840 diagnosed APDS patients of all ages in global markets, including over 200 patients in the U.S. Of the identified patients in the U.S., approximately 75%

are 12 years of age or older, the majority of whom are currently eligible for treatment with Joenja®. Over 730 of these globally identified patients are in the U.S., Europe, the U.K., Japan, Asia Pacific, Middle East, and Canada, key markets for Pharming with estimated total prevalence of ~2000 APDS patients.

Pharming continues to advance several initiatives to diagnose additional APDS patients, including a sponsored genetic testing program in the U.S., partnerships with several genetic testing companies who undertake their own testing efforts, and family testing programs. Pharming’s Variant of Uncertain Significance (VUS) resolution efforts are ongoing, including validation studies with various laboratories to confirm which VUSs should be classified as APDS. As results become available, patients with validated variants could be diagnosed with APDS and, therefore, potentially be eligible for Joenja® treatment. Completion of these studies is expected during the fourth quarter of 2024.

In the U.S. market, the number of diagnosed APDS patients increased by 15 during the first quarter 2024, including a few patients diagnosed via VUS resolution, bringing the number of identified patients in the U.S. to over 220.

Leniolisib highlights - regulatory, clinical and commercial strategy updates

Leniolisib for APDS
Pharming made continued progress in the first quarter of 2024 on leniolisib regulatory filings for APDS patients 12 years of age and older in key global markets. In addition, Pharming progressed ongoing clinical trials to support regulatory filings for approval in Japan and pediatric label expansion.

Pharming’s strategy is to expand the commercial availability of leniolisib for APDS patients to key markets in Europe, U.K., Japan, Asia Pacific, Middle East, and Canada. Pharming intends to market leniolisib directly in most of these markets following regulatory approval.

In total, there are currently 138 patients on leniolisib therapy as part of an Expanded Access Program (compassionate use), an ongoing clinical study, or a named patient program.

European Economic Area (EEA)
Pharming is working closely with the European Medicines Agency’s (EMA) Committee for Human Medicinal Products (CHMP) to address the remaining outstanding issues on the Marketing Authorisation Application (MAA) for leniolisib. We are now awaiting the CHMP’s opinion on the leniolisib MAA.

United Kingdom
On March 12, 2024, Pharming submitted a MAA for leniolisib with the U.K. Medicines and Healthcare products Regulatory Agency (MHRA), through the International Recognition Procedure (IRP) on the basis of the U.S. FDA approval. The MAA for leniolisib was validated on April 17, 2024. The MHRA has 110 days from the date the IRP submission is validated, with an optional clock stop at Day 70 to provide time for applicants to prepare responses to a potential request for further information, to review and issue its decision.

Additional markets - Canada, Australia, Israel
Pharming filed regulatory submissions in Canada and Australia in the third quarter of 2023, and Israel in the second quarter. We anticipate regulatory action in 2024 for Canada and in 2025 for Australia.

The Israeli Ministry of Health granted Marketing Authorization for Joenja® (leniolisib) for the treatment of APDS in adult and pediatric patients 12 years of age and older on April 30, 2024. Pharming has an agreement with Kamada Ltd., an Israel-based commercial stage global biopharmaceutical company with a portfolio of marketed products for rare and serious conditions focused on diseases of limited treatment alternatives, to commercialize Joenja® in Israel. Pharming anticipates the commercial launch of Joenja® in Israel in 2025, following completion of government payor negotiations that typically conclude in December.

Pediatric clinical development
In 2023, Pharming initiated two pediatric clinical trials, for children ages 4 to 11 and ages 1 to 6 years old, at sites in the U.S., Japan and the EU. The single-arm, open-label, multinational clinical trials will evaluate the safety, tolerability and efficacy of leniolisib in approximately 15 children, per clinical trial, who have a confirmed APDS diagnosis. The primary efficacy endpoints and secondary endpoints of the studies mirror those used to evaluate the clinical outcomes in the previous leniolisib Phase II/III APDS trials for patients aged 12 and older.

Pharming announced completion of enrollment in the clinical trial for children ages 4 to 11 years old on April 8, 2024. Pharming plans to include data from this 4–11-year-old trial in regulatory filings worldwide for the approval of leniolisib for pediatric patients with APDS, beginning in 2025.

In November 2023, the first patient was dosed in the clinical trial for children ages 1 to 6 years old. Enrollment in the study is continuing as planned.

Leniolisib for additional indications (PI3Kδ platform) - Primary immunodeficiencies (PIDs) beyond APDS
Pharming plans an initial Phase II, proof of concept, clinical trial in targeted PID genetic disorders with immune dysregulation linked to PI3Kẟ signaling in lymphocytes, with similar clinical phenotypes and unmet medical need to APDS. These PID disorders include ALPS-FAS, CTLA4 haploinsufficiency and PTEN deficiency. The epidemiology of these targeted PID genetic disorders suggests a prevalence of approximately five patients per million.

The Phase II clinical trial is a single arm, open-label, dose range-finding study to be conducted in approximately 12 patients. The objectives for the trial will be to assess safety and tolerability, pharmacokinetics, pharmacodynamics, and explore clinical efficacy of leniolisib in this new PID population. The trial has been designed to inform a subsequent Phase III program. Pharming is in the final stages of preparation for the start of the trial.

Pharming has also prioritized development of leniolisib for an additional PID indication. Pharming will provide further updates and details on our plans after obtaining regulatory feedback on the proposed clinical development plan.

OTL-105
Consistent with Pharming’s current strategy as well as prioritization of clinical development expansion of leniolisib into additional PID indications, Pharming has decided to terminate the research collaboration & licensing agreement with Orchard Therapeutics and discontinue the OTL-105 program.

Subsequent event - convertible bond refinancing
On April 18, 2024, Pharming announced the placement of €100 million of senior unsecured convertible bonds due 2029 (the “New Bonds”) convertible into new and/or existing ordinary shares in the capital of the Company (the "Shares"). The New Bonds were issued at par and carry a coupon of 4.50% per annum payable semi-annually in arrear in equal installments on April 25 and October 25 of each year, commencing on October 25, 2024. Unless previously converted, redeemed or purchased and cancelled, the New Bonds will be redeemed at par on April 25, 2029. The initial conversion price has been set at €1.2271, representing a premium of 37.5% above the volume weighted average price (VWAP) of a Share on Euronext Amsterdam between opening of trading on the launch date and the pricing of the offering (i.e. €0.8924).

Pharming used the net proceeds of the New Bonds for the repurchase of €123.1 million of the outstanding €125 million 3.00% senior unsecured convertible bonds due 2025 issued on January 21, 2020 (the “2025 Bonds”; ISIN: XS2105716554), to strengthen its financial position while enhancing flexibility for the continued execution of its business strategy over the next several years. Settlement of the New Bonds took place on April 25, 2024, and settlement of the repurchase of the 2025 bonds took place on April 26, 2024.

Financial summary

Amounts in US$m except per share data	1Q 2024	1Q 2023
Consolidated Statement of Income
Revenue - RUCONEST®	46.0	42.5
Revenue - Joenja®	9.6	0.0
Total Revenues	55.6	42.5
Cost of sales	(8.4)	(4.0)
Gross profit	47.2	38.5
Other income	0.3	0.6
Research and development	(18.5)	(15.6)
General and administrative	(15.1)	(10.1)
Marketing and sales	(30.2)	(27.1)
Operating profit (loss)	(16.3)	(13.7)
Other finance income	1.8	0.1
Other finance expenses	(1.6)	(2.8)
Share of net profits in associates using the equity method	(0.5)	(0.3)
Profit (loss) before tax	(16.6)	(16.7)
Income tax credit (expense)	4.2	4.5
Profit (loss) for the period	(12.4)	(12.2)
Share Information
Basic earnings per share (US$)	(0.019)	(0.019)
Diluted earnings per share (US$)	(0.019)	(0.019)

Amounts in US$m	March 31, 2024	December 31, 2023
Consolidated Balance Sheet
Cash and cash equivalents, restricted cash and marketable securities	203.5	215.0
Current assets	296.6	316.3
Total assets	441.7	462.9
Current liabilities (excluding convertible bonds)	72.4	76.1
Equity	205.9	218.8

Financial highlights
Total revenues for the first quarter of 2024 increased by 31% to US$55.6 million compared to US$42.5 million in the first quarter of 2023. RUCONEST® revenues amounted to US$46.0 million, an 8% increase compared to the first quarter of 2023. The volume increase in the U.S. and a U.S. price increase in line with CPI were the primary factors behind this increase in RUCONEST® revenues. Joenja® revenues amounted to US$9.6 million in the first quarter of 2024, a 21% increase compared to the fourth quarter of 2023. This increase in Joenja® revenues was mostly driven by an increase in volume. Total revenues per operating and reportable segment for the period ended March 31, 2024 and 2023 are:

Amounts in US$ millions	1Q 2024			1Q 2023
	RUCONEST®	Joenja®	Total	RUCONEST®	Joenja®	Total
Revenues
US	44.8	8.5	53.3	40.9	—	40.9
Europe and RoW	1.2	1.1	2.3	1.6	—	1.6
Total revenues	46.0	9.6	55.6	42.5	—	42.5

Gross profit increased by 23% to US$47.2 million (1Q 2023: US$38.5 million), mainly due to the increase in revenues. This was partially offset by non-recurring inventory impairments amounting to US$2.3 million.

The operating loss amounted to US$16.3 million compared to an operating loss of US$13.7 million in the first quarter of 2023. This was mainly due to an expected increase in operating expenses from US$52.7 million in the first quarter of 2023 to US$63.9 million in the first quarter of this year. This increase was caused by a combination of continuing investments in Joenja® in the U.S., launch preparation for leniolisib outside of the U.S., increasing R&D investments to expand the leniolisib franchise and increased payroll expenses due to business growth.

The Company had a net loss of US$12.4 million, compared to a net loss of US$12.2 million in the first quarter of 2023. The change was mainly due to the increase in revenues, offset by an increase in operating expenses.

Negative cash flows from operations amounted to US$7.6 million, compared to US$22.8 million in the first quarter of 2023. Cash and cash equivalents, including restricted cash and marketable securities, decreased by US$11.5 million to US$203.5 million from US$215.0 million at the end of the fourth quarter of 2023.

On 5 October 2023, Orchard Therapeutics Plc. (Orchard) announced it had entered into a definitive agreement with Japanese company Kyowa Kirin Co. LTD for the acquisition of Orchard. During the first quarter for 2024, Pharming has received US$2.0 million in cash for its shares held in Orchard.

Outlook/Summary
For 2024, the Company anticipates:
•Total revenues between US$280 million and US$295 million (14% to 20% growth), with quarterly fluctuations expected.
•Continued progress finding additional APDS patients in the U.S., supported by family testing and VUS validation efforts, and subsequently converting patients to paid Joenja® (leniolisib) therapy.
•Increasing ex-U.S. revenues leniolisib - from commercial availability or through our Named Patient Program and other funded early access programs in key global markets.
•Completion of leniolisib clinical trials to support regulatory filings for approval in Japan and pediatric label expansion in key global markets.
•Progress towards regulatory approvals for leniolisib in the EEA, the U.K., Canada and Australia.
•Initiate and advance a Phase II clinical trial for leniolisib in PIDs with immune dysregulation linked to PI3Kδ signaling to significantly expand the long-term commercial potential of leniolisib.
•Continued operating cost investments to accelerate future revenue growth. Our current cash on hand and the continued cash flow from product revenues are expected to be sufficient to fund these investments. No material cash burn is expected prior to the impact of potential acquisition or in-licensing transactions.
•Continued focus on potential acquisitions and in-licensing of clinical stage opportunities in rare diseases. Financing, if required, would come via a combination of our strong balance sheet and access to capital markets.

No further specific financial guidance for 2024 is provided.

Additional information
Presentation
The conference call presentation is available on the Pharming.com website from 07:30 CEST today.

Conference Call
The conference call will begin at 13:30 CEST / 07:30 EDT on Wednesday, May 8. A transcript will be made available on the Pharming.com website in the days following the call.

Please note, the Company will only take questions from dial-in attendees.

Webcast Link:
https://edge.media-server.com/mmc/p/ov2ruv3b

Conference call dial-in details:
https://register.vevent.com/register/BI6f55067b569a46d7a67be9f94edefc95

Additional information on how to register for the conference call/webcast can be found on the
Pharming.com website.

Financial Calendar 2024
Annual General Meeting of Shareholders     May 21
2Q/1H 2024 financial results             August 1
3Q 2024 financial results            October 24

For further public information, contact:
Pharming Group N.V., Leiden, the Netherlands
Michael Levitan, VP Investor Relations & Corporate Communications
T: +1 (908) 705 1696
E: investor@pharming.com

FTI Consulting, London, UK
Victoria Foster Mitchell/Alex Shaw
T: +44 203 727 1000

LifeSpring Life Sciences Communication, Amsterdam, the Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl

About Pharming Group N.V.
Pharming Group N.V. (EURONEXT Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. Pharming is commercializing and developing an innovative portfolio of protein replacement therapies and precision medicines, including small molecules and biologics that are in clinical development. Pharming is headquartered in Leiden, the Netherlands, and has employees around the globe who serve patients in over 30 markets in North America, Europe, the Middle East, Africa, and Asia-Pacific.

For more information, visit www.pharming.com and find us on LinkedIn.

Forward-looking Statements
This press release may contain forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in these statements. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. Examples of forward-looking statements may include statements with respect to timing and progress of Pharming's preclinical studies and clinical trials of its product candidates, Pharming's clinical and commercial prospects, and Pharming's expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming's clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory, commercial, competitive and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in Pharming's 2023 Annual Report and the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming's actual results could differ materially and adversely from those anticipated or implied thereby. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release. Pharming does not undertake any obligation to publicly update or revise any.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Pharming Group N.V.
Condensed Consolidated Interim Financial Statements in US Dollars (unaudited)

For the period ended 31 March 2024
•Condensed consolidated statement of income
•Condensed consolidated statement of comprehensive income
•Condensed consolidated balance sheet
•Condensed consolidated statement of changes in equity
•Condensed consolidated statement of cash flow

CONDENSED CONSOLIDATED STATEMENT OF INCOME
For the period ended 31 March

Amounts in US$ ‘000	1Q 2024	1Q 2023
Revenues	55,586	42,541
Costs of sales	(8,386)	(4,075)
Gross profit	47,200	38,466
Other income	345	579
Research and development	(18,521)	(15,620)
General and administrative	(15,087)	(9,981)
Marketing and sales	(30,249)	(27,107)
Other Operating Costs	(63,857)	(52,708)
Operating profit (loss)	(16,312)	(13,663)
Other finance income	1,779	123
Other finance expenses	(1,556)	(2,795)
Finance result, net	223	(2,672)
Share of net profits (loss) in associates using the equity method	(535)	(339)
Profit (loss) before tax	(16,624)	(16,674)
Income tax credit (expense)	4,176	4,466
Profit (loss) for the period	(12,448)	(12,208)
Basic earnings per share (US$)	(0.019)	(0.019)
Diluted earnings per share (US$)	(0.019)	(0.019)

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the period ended 31 March

Amounts in US$ ‘000	1Q 2024	1Q 2023
Profit (loss) for the period	(12,448)	(12,208)
Currency translation differences	(3,734)	3,813
Items that may be subsequently reclassified to profit or loss	(3,734)	3,813
Fair value remeasurement investments	51	127
Items that shall not be subsequently reclassified to profit or loss	51	127
Other comprehensive income (loss), net of tax	(3,683)	3,940
Total comprehensive income (loss) for the period	(16,131)	(8,268)

CONDENSED CONSOLIDATED BALANCE SHEET

Amounts in US$ ‘000	March 31, 2024	December 31, 2023
Non-current assets
Intangible assets	68,299	71,267
Property, plant and equipment	9,013	9,689
Right-of-use assets	22,849	23,777
Long-term prepayments	90	92
Deferred tax assets	35,686	29,761
Investment accounted for using the equity method	1,707	2,285
Investments in equity instruments designated as at FVTOCI	—	2,020
Investment in debt instruments designated as at FVTPL	5,974	6,093
Restricted cash	1,500	1,528
Total non-current assets	145,118	146,512
Current assets
Inventories	55,883	56,760
Trade and other receivables	38,697	46,158
Marketable securities	150,078	151,683
Cash and cash equivalents	51,892	61,741
Total current assets	296,550	316,342
Total assets	441,668	462,854
Equity
Share capital	7,681	7,669
Share premium	479,657	478,431
Other reserves	(4,001)	(2,057)
Accumulated deficit	(277,392)	(265,262)
Shareholders’ equity	205,945	218,781
Non-current liabilities
Convertible bonds	—	136,598
Lease liabilities	28,438	29,507
Total non-current liabilities	28,438	166,105
Current liabilities
Convertible bonds	134,889	1,824
Trade and other payables	68,516	72,528
Lease liabilities	3,880	3,616
Total current liabilities	207,285	77,968
Total equity and liabilities	441,668	462,854

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the period ended 31 March
Attributable to owners of the parent

Amounts in US$ ‘000	Share capital	Share premium	Other reserves	Accumulated deficit	Total equity
Balance at January 1, 2023	7,509	462,297	(8,737)	(256,431)	204,638
Profit (loss) for the period	—	—	—	(12,208)	(12,208)
Reserves	—	—	—	—	—
Other comprehensive income (loss) for the period	—	—	3,831	109	3,940
Total comprehensive income (loss) for the period	—	—	3,831	(12,099)	(8,268)
Other reserves	—	—	—	—	—
Income tax benefit from excess tax deductions related to share-based payments	—	—	—	720	720
Share-based compensation	—	—	—	1,558	1,558
Options exercised / LTIP shares issued	9	925		(239)	695
Total transactions with owners, recognized directly in equity	9	925	—	2,039	2,973
Balance at March 31, 2023	7,518	463,222	(4,906)	(266,491)	199,343

Balance at January 1, 2024	7,669	478,431	(2,057)	(265,262)	218,781
Profit (loss) for the period	—	—	—	(12,448)	(12,448)
Reserves	—	—	1,770	(1,770)	—
Other comprehensive income (loss) for the period	—	—	(3,683)	—	(3,683)
Total comprehensive income (loss) for the period	—	—	(1,913)	(14,218)	(16,131)
Other reserves	—	—	(31)	31	—
Income tax benefit from excess tax deductions related to share-based payments	—	—	—	(16)	(16)
Share-based compensation	—	—	—	2,427	2,427
Options exercised / LTIP shares issued	12	1,226	—	(354)	884
Total transactions with owners, recognized directly in equity	12	1,226	(31)	2,088	3,295
Balance at March 31, 2024	7,681	479,657	(4,001)	(277,392)	205,945

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the period ended 31 March

Amounts in $’000	1Q 2024	1Q 2023
Profit (loss) before tax	(16,624)	(16,674)
Adjustments to reconcile net profit (loss) to net cash used in operating activities:
Depreciation, amortization, impairment of non-current assets	5,921	2,306
Equity settled share based payments	2,427	1,558
Other finance income	(1,779)	(123)
Other finance expenses	1,556	2,795
Share of net profits in associates using the equity method	535	339
Other	783	(455)
Operating cash flows before changes in working capital	(7,181)	(10,254)
Changes in working capital:
Inventories	877	(5,801)
Trade and other receivables	7,461	(5,313)
Payables and other current liabilities	(9,414)	(1,211)
Restricted cash	28	117
Total changes in working capital	(1,048)	(12,208)

Interest received	582	117
Income taxes received (paid)	—	(440)
Net cash flows generated from (used in) operating activities	(7,647)	(22,785)

Capital expenditure for property, plant and equipment	(80)	(215)
Disposal of investment designated as at FVOCI	1,971	—
Purchases of marketable securities	(94,778)	—
Proceeds from sale of marketable securities	93,551	—
Net cash flows generated from (used in) investing activities	664	(215)

Payment of lease liabilities	(1,324)	(1,312)
Interests on convertible bonds	(2,031)	(2,013)
Settlement of share based compensation awards	884	695
Net cash flows generated from (used in) financing activities	(2,471)	(2,630)

Increase (decrease) of cash	(9,454)	(25,630)
Exchange rate effects	(395)	3,068
Cash and cash equivalents at January 1	61,741	207,342

Total cash and cash equivalents at March 31	51,892	184,780